No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2019

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On November 11, 2019, Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal second quarter ended September 30, 2019 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 25, 2019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the six months ended September 30, 2019 decreased by 1.8%, to ¥7,725.3 billion from the same period last year, due mainly to decreased sales revenue in Automobile business, Motorcycle business, Life creation and other businesses operations as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in Financial services business operations. Operating profit decreased by 8.0%, to ¥472.6 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction. Profit before income taxes decreased by 9.7%, to ¥579.4 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 19.0%, to ¥368.8 billion from the same period last year.

Business Segments

Motorcycle Business

For the six months ended September 30, 2018 and 2019

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2018	Six months ended Sep. 30, 2019			Six months ended Sep. 30, 2018	Six months ended Sep. 30, 2019
			Change	%			Change	%
Motorcycle Business	10,667	10,019	(648)	(6.1)	7,148	6,542	(606)	(8.5)
Japan	104	112	8	7.7	104	112	8	7.7
North America	150	149	(1)	(0.7)	150	149	(1)	(0.7)
Europe	141	141	0	0.0	141	141	0	0.0
Asia	9,664	8,953	(711)	(7.4)	6,145	5,476	(669)	(10.9)
Other Regions	608	664	56	9.2	608	664	56	9.2

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers decreased by 3.5%, to ¥1,055.5 billion from the same period last year, due mainly to decreased consolidated unit sales as well as negative foreign currency translation effects. Operating profit decreased by 16.7%, to ¥147.6 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales volume and model mix, increased selling, general and administrative expenses as well as negative foreign currency effects, which was partially offset by continuing cost reduction.

Automobile Business

For the six months ended September 30, 2018 and 2019

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2018	Six months ended Sep. 30, 2019			Six months ended Sep. 30, 2018	Six months ended Sep. 30, 2019
			Change	%			Change	%
Automobile Business	2,551	2,562	11	0.4	1,827	1,733	(94)	(5.1)
Japan	332	364	32	9.6	299	324	25	8.4
North America	946	928	(18)	(1.9)	946	928	(18)	(1.9)
Europe	80	68	(12)	(15.0)	80	68	(12)	(15.0)
Asia	1,071	1,094	23	2.1	380	305	(75)	(19.7)
Other Regions	122	108	(14)	(11.5)	122	108	(14)	(11.5)

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers decreased by 4.7%, to ¥5,167.9 billion from the same period last year, due mainly to decreased consolidated unit sales. Operating profit decreased by 11.8%, to ¥195.2 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sale volume and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction as well as decreased selling, general and administrative expenses.

Financial Services Business

Sales revenue from external customers increased by 13.5%, to ¥1,345.6 billion from the same period last year, due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenues. Operating profit increased by 13.6%, to ¥132.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Life Creation and Other Businesses

For the six months ended September 30, 2018 and 2019

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Six months ended Sep. 30, 2018	Six months ended Sep. 30, 2019
			Change	%
Life Creation Business	2,603	2,435	(168)	(6.5)
Japan	161	154	(7)	(4.3)
North America	1,123	1,109	(14)	(1.2)
Europe	402	352	(50)	(12.4)
Asia	771	693	(78)	(10.1)
Other Regions	146	127	(19)	(13.0)

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers decreased by 4.6%, to ¥156.2 billion from the same period last year, due mainly to decreased consolidated unit sales in Life creation business. Operating loss was ¥2.5 billion, an increase of ¥1.3 billion from the same period last year, due mainly a decrease in profit attributable to decreased sales volume and model mix. In addition, operating loss of aircraft and aircraft engines included in the Life creation and other businesses was ¥18.3 billion, an improvement of ¥0.9 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on September 30, 2019 decreased by ¥159.1 billion from March 31, 2019, to ¥2,334.9 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥409.9 billion of cash inflows. Cash inflows from operating activities increased by ¥12.7 billion from the same period last year, due mainly to a decrease in receivables from financial services, despite increased payments for parts, raw materials and purchase of equipment on operating leases.

Net cash used in investing activities amounted to ¥375.5 billion of cash outflows. Cash outflows from investing activities decreased by ¥1.3 billion from the same period last year, due mainly to decreased payments for acquisitions of other financial assets as well as for additions to property, plant and equipment, which was partially offset by a decrease in proceeds from sales and redemptions of other financial assets.

Net cash used in financing activities amounted to ¥134.2 billion of cash outflows. Cash outflows from financing activities increased by ¥70.3 billion from the same period last year, due mainly to an increase in repayments of financing liabilities, which was partially offset by an increase in proceeds from financing liabilities.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the six months ended September 30, 2019 are as follows:

Honda and the motorcycle development division of Honda R&D Co., Ltd. were integrated with an aim to transition from the current structure where sales, development, manufacturing and procurement divisions operate independently to a new structure where each process of planning and concept making, development, launch and mass-production of a new product are coordinated closely.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2019 and September 30, 2019

		Yen (millions)
Assets	Note	March 31, 2019	September 30, 2019
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,494,121	¥2,334,967
Trade receivables		793,245	691,505
Receivables from financial services		1,951,633	1,834,070
Other financial assets		163,274	183,205
Inventories		1,586,787	1,629,194
Other current assets		358,234	331,887

Total current assets		7,347,294	7,004,828

Non-current assets:
Investments accounted for using the equity method		713,039	782,670
Receivables from financial services		3,453,617	3,397,659
Other financial assets		417,149	431,105
Equipment on operating leases	5	4,448,849	4,529,760
Property, plant and equipment	6	2,981,840	3,069,893
Intangible assets		744,368	778,431
Deferred tax assets		150,318	140,412
Other non-current assets		162,648	186,231

Total non-current assets		13,071,828	13,316,161

Total assets		¥20,419,122	¥20,320,989

		Yen (millions)
Liabilities and Equity	Note	March 31, 2019	September 30, 2019
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,184,882	¥1,017,489
Financing liabilities		3,188,782	3,102,039
Accrued expenses		476,300	411,672
Other financial liabilities		132,910	177,132
Income taxes payable		49,726	52,803
Provisions	7	348,763	284,611
Other current liabilities		599,761	586,633

Total current liabilities		5,981,124	5,632,379

Non-current liabilities:
Financing liabilities		4,142,338	4,072,361
Other financial liabilities		63,689	297,442
Retirement benefit liabilities		398,803	417,454
Provisions	7	220,745	221,403
Deferred tax liabilities		727,411	740,341
Other non-current liabilities		319,222	329,412

Total non-current liabilities		5,872,208	6,078,413

Total liabilities		11,853,332	11,710,792

Equity:
Common stock		86,067	86,067
Capital surplus		171,460	171,664
Treasury stock		(177,827)	(177,752)
Retained earnings		7,973,637	8,242,571
Other components of equity		214,383	18,473

Equity attributable to owners of the parent		8,267,720	8,341,023
Non-controlling interests		298,070	269,174

Total equity		8,565,790	8,610,197

Total liabilities and equity		¥20,419,122	¥20,320,989

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the six months ended September 30, 2018 and 2019

		Yen (millions)
	Note	September 30, 2018	September 30, 2019
		unaudited	unaudited
Sales revenue	8	¥7,865,845	¥7,725,356

Operating costs and expenses:
Cost of sales		(6,167,404)	(6,123,574)
Selling, general and administrative		(809,945)	(783,943)
Research and development		(374,638)	(345,234)

Total operating costs and expenses		(7,351,987)	(7,252,751)

Operating profit		513,858	472,605

Share of profit of investments accounted for using the equity method		118,228	108,179

Finance income and finance costs:
Interest income		23,324	26,260
Interest expense		(5,957)	(7,595)
Other, net		(8,129)	(20,014)

Total finance income and finance costs		9,238	(1,349)

Profit before income taxes		641,324	579,435

Income tax expense		(145,377)	(179,670)

Profit for the period		¥495,947	¥399,765

Profit for the period attributable to:
Owners of the parent		455,101	368,856
Non-controlling interests		40,846	30,909

		Yen
		September 30, 2018	September 30, 2019
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥257.44	¥209.63

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2018 and 2019

		Yen (millions)
	Note	September 30, 2018	September 30, 2019
		unaudited	unaudited
Profit for the period		¥495,947	¥399,765

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		434	(4,693)
Share of other comprehensive income of investments accounted for using the equity method		(745)	(604)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(41)	164
Exchange differences on translating foreign operations		199,376	(167,710)
Share of other comprehensive income of investments accounted for using the equity method		(17,750)	(31,571)

Total other comprehensive income, net of tax		181,274	(204,414)

Comprehensive income for the period		¥677,221	¥195,351

Comprehensive income for the period attributable to:
Owners of the parent		635,015	173,092
Non-controlling interests		42,206	22,259

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended September 30, 2018 and 2019

		Yen (millions)
	Note	September 30, 2018	September 30, 2019
		unaudited	unaudited
Sales revenue	8	¥3,841,712	¥3,729,103

Operating costs and expenses:
Cost of sales		(3,004,708)	(2,957,091)
Selling, general and administrative		(438,289)	(376,494)
Research and development		(184,240)	(175,382)

Total operating costs and expenses		(3,627,237)	(3,508,967)

Operating profit		214,475	220,136

Share of profit of investments accounted for using the equity method		63,926	63,949

Finance income and finance costs:
Interest income		11,411	12,065
Interest expense		(2,994)	(4,000)
Other, net		(3,776)	(2,526)

Total finance income and finance costs		4,641	5,539

Profit before income taxes		283,042	289,624

Income tax expense		(53,817)	(79,451)

Profit for the period		¥229,225	¥210,173

Profit for the period attributable to:
Owners of the parent		210,771	196,554
Non-controlling interests		18,454	13,619

		Yen
		September 30, 2018	September 30, 2019
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥119.66	¥111.70

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2018 and 2019

		Yen (millions)
	Note	September 30, 2018	September 30, 2019
		unaudited	unaudited
Profit for the period		¥229,225	¥210,173

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		310	1,655
Share of other comprehensive income of investments accounted for using the equity method		539	221
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(40)	54
Exchange differences on translating foreign operations		127,842	(38,492)
Share of other comprehensive income of investments accounted for using the equity method		(3,909)	(17,312)

Total other comprehensive income, net of tax		124,742	(53,874)

Comprehensive income for the period		¥353,967	¥156,299

Comprehensive income for the period attributable to:
Owners of the parent		332,427	144,815
Non-controlling interests		21,540	11,484

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2018 and 2019

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2018 (unaudited)		¥86,067	¥171,118	¥(113,271)	¥7,611,332	¥178,292	¥7,933,538	¥300,557	¥8,234,095
Effect of changes in accounting policy					(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation					(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018		86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the period
Profit for the period					455,101		455,101	40,846	495,947
Other comprehensive income, net of tax						179,914	179,914	1,360	181,274

Total comprehensive income for the period					455,101	179,914	635,015	42,206	677,221
Reclassification to retained earnings					(1,906)	1,906	—		—
Transactions with owners and other
Dividends paid	12				(95,696)		(95,696)	(57,152)	(152,848)
Purchases of treasury stock				(64,552)			(64,552)		(64,552)
Disposal of treasury stock				1			1		1
Share-based payment transactions			110				110		110

Total transactions with owners and other			110	(64,551)	(95,696)		(160,137)	(57,152)	(217,289)

Other changes					(3,770)		(3,770)		(3,770)

Balance as of September 30, 2018 (unaudited)		¥86,067	¥171,228	¥(177,822)	¥7,908,774	¥374,800	¥8,363,047	¥285,617	¥8,648,664

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2019 (unaudited)		¥86,067	¥171,460	¥(177,827)	¥7,973,637	¥214,383	¥8,267,720	¥298,070	¥8,565,790

Comprehensive income for the period
Profit for the period					368,856		368,856	30,909	399,765
Other comprehensive income, net of tax						(195,764)	(195,764)	(8,650)	(204,414)

Total comprehensive income for the period					368,856	(195,764)	173,092	22,259	195,351
Reclassification to retained earnings					146	(146)	—		—
Transactions with owners and other
Dividends paid	12				(98,575)		(98,575)	(51,155)	(149,730)
Purchases of treasury stock				(4)			(4)		(4)
Disposal of treasury stock				79			79		79
Share-based payment transactions			204				204		204

Total transactions with owners and other			204	75	(98,575)		(98,296)	(51,155)	(149,451)

Other changes					(1,493)		(1,493)		(1,493)

Balance as of September 30, 2019 (unaudited)		¥86,067	¥171,664	¥(177,752)	¥8,242,571	¥18,473	¥8,341,023	¥269,174	¥8,610,197

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2018 and 2019

		Yen (millions)
	Note	September 30, 2018	September 30, 2019
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥641,324	¥579,435
Depreciation, amortization and impairment losses excluding equipment on operating leases		352,269	327,903
Share of profit of investments accounted for using the equity method		(118,228)	(108,179)
Finance income and finance costs, net		(51,523)	(37,602)
Interest income and interest costs from financial services, net		(60,705)	(64,586)
Changes in assets and liabilities
Trade receivables		30,775	72,277
Inventories		(45,257)	(102,759)
Trade payables		(58,246)	(78,278)
Accrued expenses		(68,534)	(58,310)
Provisions and retirement benefit liabilities		1,389	(26,074)
Receivables from financial services		(106,677)	47,293
Equipment on operating leases		(94,718)	(173,982)
Other assets and liabilities		(30,181)	(12,447)
Other, net		2,343	(550)
Dividends received		84,022	85,621
Interest received		130,371	145,241
Interest paid		(67,779)	(78,768)
Income taxes paid, net of refunds		(143,450)	(106,284)

Net cash provided by operating activities		397,195	409,951

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(224,775)	(153,354)
Payments for additions to and internally developed intangible assets		(89,682)	(111,292)
Proceeds from sales of property, plant and equipment and intangible assets		13,882	8,668
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		—	(3,047)
Payments for acquisitions of investments accounted for using the equity method		(2,401)	(2,401)
Payments for acquisitions of other financial assets		(311,231)	(197,620)
Proceeds from sales and redemptions of other financial assets		237,321	84,874
Other, net		—	(1,404)

Net cash used in investing activities		(376,886)	(375,576)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		3,803,313	4,123,201
Repayments of short-term financing liabilities		(3,778,832)	(4,268,863)
Proceeds from long-term financing liabilities		851,623	967,835
Repayments of long-term financing liabilities		(706,970)	(785,267)
Dividends paid to owners of the parent		(95,696)	(98,575)
Dividends paid to non-controlling interests		(47,423)	(36,377)
Purchases and sales of treasury stock, net		(64,551)	75
Repayments of lease liabilities		(25,380)	(36,255)

Net cash used in financing activities		(63,916)	(134,226)

Effect of exchange rate changes on cash and cash equivalents		37,998	(59,303)

Net change in cash and cash equivalents		(5,609)	(159,154)

Cash and cash equivalents at beginning of year		2,256,488	2,494,121

Cash and cash equivalents at end of period		¥2,250,879	¥2,334,967

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2019, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2019.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2019, except for the changes below.

 IFRS 16 “Leases”

Honda has adopted IFRS 16 “Leases” with a date of initial application of April 1, 2019. Honda used the modified retrospective approach, under which the cumulative effect of initial application was recognized as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Previously, Honda determined at contract inception whether an arrangement was or contained a lease under IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. Honda assesses whether a contract is or contains a lease under IFRS 16 on or after April 1, 2019. Honda applied the practical expedient to grandfather the assessment of which a contract was or contained a lease when applying IFRS 16. Therefore, Honda applied IFRS 16 to all contracts entered into prior to April 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

IFRS 16 introduced a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. In addition, expenses related to leases change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. At transition, Honda recognized the lease liabilities for leases previously classified as an operating lease under IAS 17, and measured these liabilities at the present value of the remaining lease payments, discounted using Honda’s incremental borrowing rate as of April 1, 2019. The weighted average rate applied was 1.19%. The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. In addition, Honda applied the following practical expedients when applying IFRS 16.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

•

Adjusted the right-of-use assets by the amount of any provision for onerous leases under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” recognized immediately before the date of initial application as an alternative to performing an impairment review; and

•	Excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application.

In the condensed consolidated statements of financial position, lease liabilities are included in other financial liabilities and right-of-use assets are included in property, plant and equipment.

Honda recognized additional lease liabilities of ¥272,232 million and total assets, mainly right-of-use assets were recognized approximately in the same amounts in the condensed consolidated statements of financial position as of April 1, 2019.

The difference between the future minimum lease payments under non-cancelable operating leases as of March 31, 2019 disclosed in the consolidated financial statements immediately before the date of initial application, and the lease liabilities recognized as of April 1, 2019, is as follows:

Yen (millions)
Future minimum lease payments under non-cancelable operating leases as of March 31, 2019	115,634
Discounted using the incremental borrowing rate as of April 1, 2019	108,147

Add: Finance lease obligations	62,308
Add: Cancelable operating leases	11,612
Add: Extension options reasonably certain to be exercised	152,473

Lease liabilities recognized as of April 1, 2019	334,540

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses*	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*

Power product business has been renamed Life creation business from April 1, 2019. Honda expands the concept of our Power product business and continues pursuing it under a new concept of “Life Creation Business”. This renaming of the business represents our intention to evolve our business as a function to create new value for “mobility” and “daily lives”, which includes our existing Power product business as well as new businesses for the future, including energy business.

   (a) Segment Information

Segment information as of and for the six months ended September 30, 2018 and 2019 is as follows:

As of and for the six months ended September 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,094,226	¥5,421,971	¥1,185,980	¥163,668	¥7,865,845	¥—	¥7,865,845
Intersegment	—	93,384	7,486	11,136	112,006	(112,006)	—

Total	1,094,226	5,515,355	1,193,466	174,804	7,977,851	(112,006)	7,865,845

Segment profit (loss)	¥177,174	¥221,506	¥116,372	¥(1,194)	¥513,858	¥—	¥513,858

Segment assets	¥1,458,540	¥7,984,546	¥10,153,832	¥316,353	¥19,913,271	¥354,470	¥20,267,741
Depreciation and amortization	33,942	309,249	384,060	7,227	734,478	—	734,478
Capital expenditures	23,957	238,173	1,000,337	5,493	1,267,960	—	1,267,960

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the six months ended September 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,055,543	¥5,167,970	¥1,345,634	¥156,209	¥7,725,356	¥—	¥7,725,356
Intersegment	—	113,050	7,156	10,846	131,052	(131,052)	—

Total	1,055,543	5,281,020	1,352,790	167,055	7,856,408	(131,052)	7,725,356

Segment profit (loss)	¥147,655	¥195,293	¥132,162	¥(2,505)	¥472,605	¥—	¥472,605

Segment assets	¥1,473,282	¥7,903,911	¥10,131,384	¥336,266	¥19,844,843	¥476,146	¥20,320,989
Depreciation and amortization	32,563	283,570	406,833	7,146	730,112	—	730,112
Capital expenditures	30,698	207,122	1,193,874	7,190	1,438,884	—	1,438,884

Segment information for the three months ended September 30, 2018 and 2019 is as follows:

For the three months ended September 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥539,319	¥2,624,635	¥596,085	¥81,673	¥3,841,712	¥—	¥3,841,712
Intersegment	—	45,529	4,196	5,289	55,014	(55,014)	—

Total	539,319	2,670,164	600,281	86,962	3,896,726	(55,014)	3,841,712

Segment profit (loss)	¥85,044	¥69,825	¥59,193	¥413	¥214,475	¥—	¥214,475

For the three months ended September 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥522,525	¥2,473,492	¥657,233	¥75,853	¥3,729,103	¥—	¥3,729,103
Intersegment	—	57,388	3,532	5,958	66,878	(66,878)	—

Total	522,525	2,530,880	660,765	81,811	3,795,981	(66,878)	3,729,103

Segment profit (loss)	¥77,782	¥74,918	¥66,380	¥1,056	¥220,136	¥—	¥220,136

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2018 and 2019 amounted to ¥633,623 million and ¥751,369 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,129,949	¥4,192,771	¥318,832	¥1,848,097	¥376,196	¥7,865,845	¥—	¥7,865,845
Inter-geographic areas	1,215,912	251,798	129,199	361,264	3,602	1,961,775	(1,961,775)	—

Total	2,345,861	4,444,569	448,031	2,209,361	379,798	9,827,620	(1,961,775)	7,865,845

Operating profit (loss)	¥42,114	¥163,843	¥7,271	¥250,109	¥30,625	¥493,962	¥19,896	¥513,858

Assets	¥4,373,170	¥11,496,432	¥683,043	¥3,039,075	¥620,567	¥20,212,287	¥55,454	¥20,267,741
Non-current assets other than financial instruments and deferred tax assets	¥2,596,051	¥4,857,844	¥97,064	¥671,714	¥145,792	¥8,368,465	¥—	¥8,368,465

As of and for the six months ended September 30, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,212,399	¥4,184,239	¥291,376	¥1,677,663	¥359,679	¥7,725,356	¥—	¥7,725,356
Inter-geographic areas	1,080,995	197,596	101,358	339,309	3,650	1,722,908	(1,722,908)	—

Total	2,293,394	4,381,835	392,734	2,016,972	363,329	9,448,264	(1,722,908)	7,725,356

Operating profit (loss)	¥81,200	¥178,981	¥9,803	¥186,278	¥8,425	¥464,687	¥7,918	¥472,605

Assets	¥4,731,555	¥11,201,065	¥618,461	¥2,972,541	¥589,213	¥20,112,835	¥208,154	¥20,320,989
Non-current assets other than financial instruments and deferred tax assets	¥2,969,630	¥4,712,010	¥90,759	¥664,300	¥127,616	¥8,564,315	¥—	¥8,564,315

For the three months ended September 30, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥575,806	¥2,015,472	¥145,853	¥929,374	¥175,207	¥3,841,712	¥—	¥3,841,712
Inter-geographic areas	629,840	115,747	64,937	184,275	1,256	996,055	(996,055)	—

Total	1,205,646	2,131,219	210,790	1,113,649	176,463	4,837,767	(996,055)	3,841,712

Operating profit (loss)	¥27,402	¥53,483	¥236	¥127,595	¥7,990	¥216,706	¥(2,231)	¥214,475

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥618,099	¥1,971,113	¥135,984	¥833,561	¥170,346	¥3,729,103	¥—	¥3,729,103
Inter-geographic areas	524,540	94,677	50,520	164,146	1,707	835,590	(835,590)	—

Total	1,142,639	2,065,790	186,504	997,707	172,053	4,564,693	(835,590)	3,729,103

Operating profit (loss)	¥44,528	¥76,280	¥7,203	¥88,317	¥(54)	¥216,274	¥3,862	¥220,136

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2018 and 2019 amounted to ¥633,623 million and ¥751,369 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the six months ended September 30, 2018 and 2019 are ¥999,096 million and ¥1,192,102 million, respectively.

The sales or disposals of equipment on operating leases for the six months ended September 30, 2018 and 2019 are ¥514,878 million and ¥604,426 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the six months ended September 30, 2018 and 2019 are ¥206,631 million and ¥164,485 million, respectively.

The sales or disposals of property, plant and equipment for the six months ended September 30, 2018 and 2019 are ¥24,778 million and ¥19,982 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Provisions

The components of and changes in provisions for the six months ended September 30, 2019 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2019	¥458,482	¥111,026	¥569,508

Provision	¥99,543	¥19,058	¥118,601
Write-offs	(143,750)	(15,234)	(158,984)
Reversal	(6,864)	(847)	(7,711)
Exchange differences on translating foreign operations	(9,977)	(5,423)	(15,400)

Balance as of September 30, 2019	¥397,434	¥108,580	¥506,014

Current liabilities and non-current liabilities of provisions as of March 31, 2019 and September 30, 2019 are as follows:

	Yen (millions)
	As of March 31, 2019	As of September 30, 2019
Current liabilities	¥348,763	¥284,611
Non-current liabilities	220,745	221,403

Total	¥569,508	¥506,014

Explanatory notes:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with the four reportable segments for the six months ended September 30, 2018 and 2019 are as follows:

For the six months ended September 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥40,375	¥746,098	¥43,934	¥40,269	¥870,676
North America	97,735	3,005,779	527,833	62,934	3,694,281
Europe	89,407	200,553	—	27,569	317,529
Asia	719,692	1,208,405	31	24,304	1,952,432
Other Regions	147,016	253,882	—	8,592	409,490

Total	¥1,094,225	¥5,414,717	¥571,798	¥163,668	¥7,244,408

Revenue arising from the other sources*	1	7,254	614,182	—	621,437

Total	¥1,094,226	¥5,421,971	¥1,185,980	¥163,668	¥7,865,845

Explanatory notes: * Revenue arising from the other sources primarily includes lease revenues recognized under IAS 17 and interest recognized under IFRS 9. For the six months ended September 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥41,338	¥802,599	¥59,261	¥39,437	¥942,635
North America	98,758	2,869,314	618,888	65,051	3,652,011
Europe	80,771	183,158	—	24,109	288,038
Asia	679,064	1,089,524	9	20,264	1,788,861
Other Regions	154,363	222,158	—	7,063	383,584

Total	¥1,054,294	¥5,166,753	¥678,158	¥155,924	¥7,055,129

Revenue arising from the other sources*	1,249	1,217	667,476	285	670,227

Total	¥1,055,543	¥5,167,970	¥1,345,634	¥156,209	¥7,725,356

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥20,749	¥381,321	¥20,028	¥22,674	¥444,772
North America	53,182	1,413,802	262,972	30,498	1,760,454
Europe	37,676	95,817	—	12,088	145,581
Asia	359,176	614,406	5	12,248	985,835
Other Regions	68,535	117,699	—	4,165	190,399

Total	¥539,318	¥2,623,045	¥283,005	¥81,673	¥3,527,041

Revenue arising from the other sources*	1	1,590	313,080	—	314,671

Total	¥539,319	¥2,624,635	¥596,085	¥81,673	¥3,841,712

Explanatory notes:

*   Revenue arising from the other sources primarily includes lease revenues recognized under IAS 17 and interest recognized under IFRS 9.

For the three months ended September 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥22,848	¥408,847	¥30,266	¥19,743	¥481,704
North America	50,024	1,331,668	293,324	31,220	1,706,236
Europe	32,949	90,749	—	10,632	134,330
Asia	340,864	539,646	6	10,199	890,715
Other Regions	74,592	101,980	—	3,774	180,346

Total	¥521,277	¥2,472,890	¥323,596	¥75,568	¥3,393,331

Revenue arising from the other sources*	1,248	602	333,637	285	335,772

Total	¥522,525	¥2,473,492	¥657,233	¥75,853	¥3,729,103

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

 (a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

 (b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

 (Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

 (Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

 (Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

 (Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

 (Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

 (Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and September 30, 2019 consist of the following:

	Yen (millions)
As of March 31, 2019	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥12,233	¥—	¥12,233
Interest rate instruments	—	34,164	—	34,164

Total	—	46,397	—	46,397

Debt securities	21,090	31,551	5,439	58,080
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,495	—	10,495
Equity securities	108,879	—	98,156	207,035

Total	¥129,969	¥88,443	¥103,595	¥322,007

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥35,449	¥—	¥35,449
Interest rate instruments	—	34,042	—	34,042

Total	—	69,491	—	69,491

Total	¥—	¥69,491	¥—	¥69,491

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2019.
	Yen (millions)
As of September 30, 2019	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥9,277	¥—	¥9,277
Interest rate instruments	—	37,213	—	37,213

Total	—	46,490	—	46,490

Debt securities	20,613	35,215	5,180	61,008
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	7,906	—	7,906
Equity securities	104,213	—	100,206	204,419

Total	¥124,826	¥89,611	¥105,386	¥319,823

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥27,844	¥—	¥27,844
Interest rate instruments	—	44,568	—	44,568

Total	—	72,412	—	72,412

Total	¥—	¥72,412	¥—	¥72,412

There were no transfers between Level 1 and Level 2 for the six months ended September 30, 2019.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the six months ended September 30, 2019.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2019 and September 30, 2019 are as follows:

	Yen (millions)
	As of March 31, 2019		As of September 30, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,405,250	¥5,417,297	¥5,231,729	¥5,269,311
Debt securities	54,964	54,952	158,939	158,940
Financing liabilities	7,331,120	7,355,632	7,174,400	7,229,867

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

For the related civil lawsuits mainly in the Unites States, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the six months ended September 30, 2018 and 2019 are calculated based on the following information. There were no dilutive potential common shares outstanding for the six months ended September 30, 2018 and 2019.

	2018	2019
Profit for the period attributable to owners of the parent (millions of yen)	¥455,101	¥368,856
Weighted average number of common shares outstanding, basic (shares)	1,767,772,938	1,759,573,981
Basic earnings per share attributable to owners of the parent (yen)	¥257.44	¥209.63

Earnings per share attributable to owners of the parent for the three months ended September 30, 2018 and 2019 are calculated based on the following information. There were no dilutive potential common shares outstanding for the three months ended September 30, 2018 and 2019.

	2018	2019
Profit for the period attributable to owners of the parent (millions of yen)	¥210,771	¥196,554
Weighted average number of common shares outstanding, basic (shares)	1,761,356,098	1,759,583,612
Basic earnings per share attributable to owners of the parent (yen)	¥119.66	¥111.70

(12) Dividend

(a) Dividend payout

For the six months ended September 30, 2018

Resolution	The Board of Directors Meeting on April 27, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,013
Dividend per share (yen)	27.00
Record date	March 31, 2018
Effective date	May 30, 2018

Resolution	The Board of Directors Meeting on July 31, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	47,682
Dividend per share (yen)	27.00
Record date	June 30, 2018
Effective date	August 28, 2018

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2019

Resolution	The Board of Directors Meeting on May 8, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	March 31, 2019
Effective date	June 3, 2019

Resolution	The Board of Directors Meeting on August 2, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	June 30, 2019
Effective date	August 30,2019

(b) Dividends payable of which record date was in the six months ended September 30, 2019, effective after the period

Resolution	The Board of Directors Meeting on November 8, 2019
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	September 30, 2019
Effective date	November 29, 2019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Subsequent Event

 The scheduled commencement of the tender offers

At the Board of Directors Meeting held on October 30, 2019, Honda has determined to conduct tender offers targeting our affiliates accounted for using the equity method which are Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. (collectively, the “Target Companies”), to obtain all of the common shares of the Target Companies (excluding the common shares of the Target Companies owned by Honda and treasury shares owned by the Target Companies), and to make the Target Companies our consolidated subsidiaries.

Honda, Hitachi Automotive Systems, Ltd. (a consolidated subsidiary of Hitachi, Ltd.), the Target Companies and Hitachi, Ltd. entered into the basic contract (the “Basic Contract”) to conduct a management integration through implementation of the absorption-type merger in which Hitachi Automotive Systems, Ltd. will be the surviving company, and the Target Companies will be the disappearing companies (the “Absorption-type Merger”) after making the Target Companies our consolidated subsidiaries. Honda and Hitachi, Ltd. have agreed in the Basic Contract that in the Absorption-type Merger, common shares of the surviving company after the Absorption-type Merger (the “Integrated Company”) will be allotted to Honda as the consideration for the merger, in a merger ratio where the number of voting rights of the Integrated Company held by Honda will account for 33.4% of the number of voting rights held by all shareholders of the Integrated Company. Consequently, the Integrated Company will be our affiliate accounted for using the equity method.

Furthermore, the ratio of the total share value of the Target Companies as of the effective time of the Absorption-type Merger to Hitachi Automotive Systems, Ltd.’s share value does not necessarily correspond to the above merger ratio. Given the above, in order to have the ratio of the total share value of the Target Companies to Hitachi Automotive Systems, Ltd.’s share value correspond to the above merger ratio, the share values of the Target Companies will be adjusted through acquisitions of treasury shares by the Target Companies.

 (a) Background and Purpose

Currently, the automobile and motorcycle industries are facing a once-in-a-century revolution, and in the situation where they need to reduce environmental load and traffic accidents in addition to further improving comfort, competition is intensifying in fields such as electrification, autonomous driving, and connected cars, which are the core of future automobile and motorcycle systems. In these circumstances, suppliers are also required to expand their product lines and provide comprehensive solutions by combining software.

The Integrated Company will be a global mega-supplier of automobile and motorcycle systems. This merger will enable combination of the respective advanced technologies of Keihin Corporation’s powertrain business, Showa Corporation’s suspension business and steering business, and Nissin Kogyo Co., Ltd.’s brake system business with the strength of Hitachi Automotive Systems, Ltd.’s three core businesses, namely powertrain systems, chassis systems, and safety systems. Such combination will establish competitive technologies and solutions, which will be supplied to global customers by utilizing the economies of scale.

 (b) Overview of the Target Companies

Name	Description of Business Activities
Keihin Corporation	Manufacturing and sales of components for motorcycles and automobiles
Showa Corporation	Manufacturing and sales of components for motorcycles and automobiles and components for boats
Nissin Kogyo Co., Ltd.	Manufacture and sale of brake equipment for motorcycles and automobiles and aluminum products, etc.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

 (c) Schedule, etc.

With respect to the commencement of the tender offers, there are certain conditions precedent, such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities. Honda intends to promptly commence the tender offers with such a schedule that the purchase period in the tender offers is 30 business days, when the conditions precedent are satisfied.

 (d) Tender offer price

Name	Tender offer price
Keihin Corporation	2,600 yen per share of common stock
Showa Corporation	2,300 yen per share of common stock
Nissin Kogyo Co., Ltd.	2,250 yen per share of common stock

 (e) Number of shares to be purchased

Name	Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
Keihin Corporation	43,376,799 shares	18,724,185 shares	— shares
Showa Corporation	50,517,755 shares	25,195,944 shares	— shares
Nissin Kogyo Co., Ltd.	42,379,300 shares	20,692,195 shares	— shares

 (f) Purchase price

324,324 million yen

“Purchase price” is the amount obtained by multiplying the number of shares to be purchased through the tender offers by the tender offer price per share of common stock.

 Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on November 8, 2019, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

 (a) Reason for acquisition of own share

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

 (b) Details of the acquisition

1) Class of shares to be acquired:

Shares of common stock

2) Total number of shares to be acquired:

Up to 33,000,000 shares (1.9% of total number of issued shares (excluding treasury stock))

3) Total amount of shares to be acquired:

Up to 100,000 million yen

4) Period of acquisition:

Starting on November 11, 2019 and ending on March 31, 2020

5) Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1. Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2. Market purchases based on a discretionary trading contract regarding acquisition of own shares

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on November 11, 2019.